

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2014

Via E-mail
Paul Ramsay
President
Algae Dynamics Corp.
4120 Ridgeway Drive, Unit 37
Mississauga, ON L5L 5S9 Canada

> **Re: Algae Dynamics Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 17, 2014**
> **File No. 333-199612**

Dear Mr. Ramsay:

We have reviewed your amended registration statement and have the following comments.

<u>General</u>

1.   Please ensure that your exhibit index is consistent with exhibits that you have filed. For example, we note that your agreement with Corey Birgas is Exhibit 10.9, but is listed as Exhibit 10.8 in your exhibit index.

<u>Description of Business, page 11</u>

2.   We note the revisions you made in response to prior comment 4. Please explain within your registration statement the basis for your statement that the University of Waterloo continues to be obliged to provide the company with access to algae strains, given that the shareholders' agreement has been terminated.

You may contact Kevin Stertzel, Staff Accountant at 202-551-3723 or Melissa Rocha, Senior Assistant Chief Accountant, at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
        Joseph P. Galda, Esq.
        J.P. Galda & Co.